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SECURIT[...] [...]MISSION

03001477

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41782

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2002__ AND ENDING __DECEMBER 31, 2002__
      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McMANUS & MILES INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 PARK AVENUE
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDSAY A. McMANUS   (212) 754-7200
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name — if individual, state last, first, middle name)

295 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.   MAR 1 3 2003

OATH OR AFFIRMATION

I, _____LINDSAY A. McMANUS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____McMANUS & MILES INCORPORATED_____, as of

_____DECEMBER 31_____, __2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____NO EXCEPTIONS_____

_____

_____

_____

_____

Signature

PRESIDENT
_____
Title

_____

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

McMANUS & MILES INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

TEL. 212-689-4871
FAX 212-689-4843

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholders
McManus & Miles Incorporated

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of McManus & Miles Incorporated (an S Corporation) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McManus & Miles Incorporated (an S Corporation) as of December 31, 2002 in conformity with generally accepted accounting principles.

New York, New York

January 24, 2003

McMANUS & MILES INCORPORATED

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents (Note 1)	$ 392,578	
Accounts receivable (Note 1)	1,307,484	
Other current assets	13,689	
Equipment, furniture and leasehold improvements at cost, less accumulated depreciation and amortization of $227,751 (Note 1)	91,438	
Deposit (Note 6)	28,983	
TOTAL ASSETS		$ 1,834,172

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 100,754	
Deferred income taxes (Note 3)	42,000	
TOTAL LIABILITIES		$ 142,754

Commitments and Contingencies (Note 6)

Stockholder's Equity:
Capital stock, par value $.01 per share;

Class A (voting) authorized 4,000 shares; issued and outstanding 1,000 shares	$ 10	
Class B (restricted voting) authorized 3,000 shares; none issued or outstanding	-	
Class C (non-voting) authorized 3,000 shares; none issued or outstanding	-	
Additional paid-in capital	2,481,417	
Retained earnings (deficit)	(763,683)	
	$ 1,717,744	
Less: Treasury stock, at cost, 333 shares (Note 3)	(26,326)	
TOTAL STOCKHOLDER'S EQUITY		1,691,418
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 1,834,172

See Notes To Financial Statements

2.

1. SIGNIFICANT ACCOUNTING POLICIES

 a. METHOD OF ACCOUNTING:

   The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation and uses the cash basis for income tax purposes. The financial statements have been presented on a consistent basis with those of the prior year.

 b. CASH AND CASH EQUIVALENTS:

   For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

 c. FIXED ASSETS:

   Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

 d. INCOME TAXES:

   The Company, with the consent of its stockholder has filed an election to be taxed as a "S" Corporation under Section 1362(a) of the Internal Revenue Code and in New York State under Section 660 of Article 22 of the Tax Law. Such election permits its income to be taxed to the stockholder rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize "S" Corporation status (See Note 3).

2. THE COMPANY

   The Company derives its revenue from fees as an adviser in the structuring of financing involving project and asset based credits and as agent in accessing capital for such financing in the private markets. Specifically, the firm assists in the placement of, or investment in project equity and debt, lease equity and debt and other forms of financing which require specialized attention, particularly those that are tax oriented.

   Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective December 11, 1989.

McMANUS & MILES INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

---

3. INCOME TAXES

    The Company uses the accrual method of accounting for book purposes and the
    cash receipts and disbursements method for tax return purposes. It is the
    policy of the Company to provide for deferred taxes on timing differences
    arising because of the differences of income and expense recognition between
    the two methods.

    The liability for local income taxes consists of the following:

Current	$	-0-
Deferred		42,000
	$	42,000

4. PENSION AND FLEXIBLE BENEFITS PLANS

    The Company maintains a Simplified Employee Pension Plan (SEP) for all
    eligible full-time employees. Contributions are made in an amount equal to
    an annually discretionary percentage (0 to 15%) of each employee's
    compensation. For the year 2002, the Company did not make any contribution
    to the plan.

    Effective January 1, 1995, the Company approved and adopted a cafeteria plan
    so that its eligible employees would have the opportunity to choose between
    certain available benefits and cash compensation. In addition, the Company
    established a medical expense reimbursement plan and a dependent care plan so
    that its eligible employees can be reimbursed for certain health care expenses
    they incur.

5. LITIGATION

    The Company is, from time to time, a party to legal proceedings arising the
    normal course of its business. Management believes that none of the legal
    proceedings currently outstanding will have a material adverse effect on the
    Company's business, financial condition or results of operations.

McMANUS & MILES INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

6. COMMITMENTS AND CONTINGENCIES

On October 16, 1998, the Company signed an agreement with the landlord leasing office space as of January 1, 1999 for a period of ten years through December 31, 2008. Minimum annual rental payments under the lease are as follows:

2003	-	$ 392,200
2004	-	392,200
2005	-	399,600
2006	-	414,400
2007	-	414,400
Thereafter		414,400

In addition, the Company is responsible for its share of future increases in operating expenses and building taxes. The company has deposited with the landlord $28,983 as security for the full and punctual performance of all the terms of the lease.

7. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital and aggregate indebtedness of $285,567 and $100,754 respectively. The net capital ratio was .353 to 1 or 35.3% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $278,851.

8. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 350 Park Avenue, New York, N.Y. 10022 and at the regional office of the Commission located at 233 Broadway, Woolworth Building, New York, NY 10279

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

TEL. 212-689-4871
FAX 212-689-4843

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholders
McManus & Miles Incorporated

We have examined the financial statements of McManus & Miles Incorporated (an S Corporation) for the year ended December 31, 2002 and have issued our report thereon dated January 24, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by McManus & Miles Incorporated that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of McManus & Miles Incorporated taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

FOX & JURAN

New York, N.Y.

January 24, 2003